

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 20, 2009

Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer
StellarOne Corporation
590 Peter Jefferson Parkway
Charlottesville, Virginia 22911
By U.S. Mail and facsimile to (434) 964-2210

**Re:    StellarOne Corporation**
**Form 10-K for the fiscal year ended December 31, 2008**
**Form 10-Q for the quarterly period ended March 31, 2009**
**Form 10-Q for the quarterly period ended June 30, 2009**
**File No. 000-22283**

Dear Mr. Farrar:

We have reviewed your response letters filed September 17, 2009 and October 8, 2009 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2008
Audited Financial Statements
Notes to Consolidated Financial Statements
Note 5. Investment Securities, page 57

1. We note your response to comment two of our letter dated August 18, 2009, including your supplemental response filed on October 8, 2009, that the Company anticipates that its cost basis in its available for sale equity securities will recover by mid-2011. This implies a "near term" recovery period of approximately 24 months assuming your definition is based on a June 30, 2009 other than temporary impairment analysis. Please tell us and disclose in future filings the number of months the Company considers to be the "near term" for purposes of evaluating other-than-temporary impairment and whether there have been any changes in the Company's definition of "near term". In preparing your response, please address whether the Company anticipated a recovery period of mid-2011 at December 31, 2008 and March 31, 2009, which could imply the Company's definition of "near term" is perhaps 27 or 30 months.

2. As a related matter, it appears that certain of your analysis may incorporate lengthy time horizons. SAB Topic 5M states that the phrase other-than-temporary does not

mean permanent. Additionally, the Staff believes that as the forecasted market price recovery period lengthens the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate.  Please tell us whether the use of a more reasonable forecast period would materially impact your financial statements, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009, and June 30, 2009 Form 10-Q.

3.  We note that certain evidence included in your response to comment two of our letter dated August 19, 2009 and your supplemental response filed October 8, 2009 is vague and / or includes information for which there is little or no objective supporting evidence as to occurrence or timing, such as the Company's assumptions that the following will occur in mid-2011: asset quality pressures will stabilize; financial institutions will return to a period of normalized earnings; the market will rely on earnings multiples as the primary basis for valuing bank equities; and certain P/E multiples will occur.  The Staff believes that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period should not be included in the assessment of recoverability. Further, as the severity and/or duration of the impairment increases, the evidence required to support that it is not other-than-temporary increases accordingly. Therefore, please tell us whether you believe your assessment of other than temporary impairment would change if you excluded information that is not reasonably expected to occur within a more reasonable recovery period and tell us whether this change would have a material impact on your financial results, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009 Form 10-Q and June 30, 2009 Form 10-Q.  Alternatively, provide us with additional objective evidence to support your conclusions that the realizable value of these investments is equal to or greater than their carrying value.

4.  We note your response to comment two of our letter dated August 19, 2009 and your supplemental response filed October 8, 2009 which state that your equity securities have declined in value in conjunction with the sub-prime mortgage fall out and ensuing credit crunch, which impacted the real estate market as a whole and that it is the Company's position that the unrealized losses were not created by any company-specific credit deterioration, but predominantly a function of the devaluation of the financial sector in general.  SAB Topic 5M states that a decline in value can occur for various reasons, including general market conditions. Therefore, an other than temporary impairment may occur on securities that are in an unrealized loss position due to factors attributable to general market conditions, factors that are issuer specific, or both. Please tell us if your assessment of whether an other than temporary loss has occurred for those securities that have experienced declines in value due to general market conditions would change if you considered a decline in general market conditions to be other than temporary.

5. We note your response filed October 8, 2009 states that to the extent some level of recovery of the carrying amounts of these investments is not experienced over the next six to nine months, management will likely take some level of impairment charge. To the extent applicable, please consider including similar forward looking disclosure in future filings.

**\*\*\*\*\***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant